Kristen A. Baracy
Direct: 312.454.0264
kbaracy@synergylawgroup.com


                         [SYNERGY LAW GROUP LETTERHEAD]

                                  June 21, 2010


Mr. Ryan C. Milne
Accounting Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D. C. 20549

Re: Camelot Corporation
    Form 8-K Item 4.01
    Filed June 14, 2010
    File Number 000-08299

Dear Mr. Milne:

     This letter is in response to your comment letter dated June 17, 2010 to Jeffrey Rochlin, President of Camelot Corporation (the "Company"), regarding the Company's Current Report on Form 8-K filed June 14, 2010, a copy of which letter is attached for your convenience. Attached hereto is a copy of the Company's Amendment No. 1 to Current Report on Form 8-K/A which has been filed electronically on EDGAR. The Amendment incorporates the changes made in response to your comments as discussed below.

Item 4.01 Change in Registrant's Certifying Accountant, page 2

     Comiskey did not issue review reports of the interim financial statements. We have revised the disclosure language in the third paragraph of this section to remove any inference that Comiskey issued review reports for the quarters ended July 31, 2009, October 31, 2009 and January 31, 2010.

     We trust that the Company's responses and the Amendment address the comments raised in your letter to the Company dated June 17, 2010. However, the Company will provide further information and make further revisions at your direction.

     We acknowledge and understand the following:

     * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                /s/ Kristen A. Baracy
                                ------------------------------
                                Kristen A. Baracy